SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Immunomedics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

452907108
(CUSIP Number)

Scott Epstein
c/o venBio Select Advisor LLC
120 West 45th Street, Suite 2802
New York, NY 10036
(212) 937-4970

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 452907108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON VENBIO SELECT ADVISOR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,488,076 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,488,076 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,488,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No.: 452907108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,488,076 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,488,076 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,488,076 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 452907108	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D filed on November 16, 2016, as previously amended by Amendment No. 1 filed with the SEC on February 15, 2017 and Amendment No. 2 filed with the SEC on March 17, 2017 (as amended, the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Immunomedics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 4, 2017, the Investment Manager, on behalf of certain of the Accounts and the Fund, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer, pursuant to which the Issuer agreed to issue and sell to a certain Account and the Fund an aggregate of 184,00 shares (the “Preferred Shares”) of the Issuer’s newly-designated Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Convertible Preferred Stock”), at a price of $125 per share. Each Preferred Share will automatically convert into 23.10536 shares of Common Stock upon the approval by the Issuer's stockholders of an amendment to the Issuer’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock to enable full conversion of the Series A-1 Preferred Stock (the “Charter Amendment”). The foregoing summary of the Securities Purchase Agreement is qualified in its entirety by the full text of the Securities Purchase Agreement, which the Reporting Persons anticipate will be filed by the Issuer on a Current Report on Form 8-K with the SEC on or around May 10, 2017, and which is referenced as Exhibit 2 hereto.

In addition, as further disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 5, 2017, the Reporting Persons have resolved certain claims and have entered into discussions to resolve the remaining legal actions involving the Reporting Persons and parties related to the Issuer.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4, the Investment Manager, on behalf of certain of the Accounts and the Fund, is a party to the Securities Purchase Agreement, which the Reporting Persons anticipate will be filed by the Issuer with the SEC on or around May 10, 2017.

CUSIP No.: 452907108	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

2	Securities Purchase Agreement, dated as of May 4, 2017 (incorporated by reference to an exhibit to the Issuer’s Current Report on Form 8-K, anticipated to be filed by the Issuer with the SEC on or around May 10, 2017.)

CUSIP No.: 452907108	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2017

venBio Select Advisor LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH